SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30014; File No. 812-13778]

Sunwest Rollover Member LLC; Notice of Application

March 29, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for exemption under the Investment Company Act of 1940 (the "Act").

<u>Summary of Application</u>: Sunwest Rollover Member LLC ("Applicant") requests an order of the Commission pursuant to sections 6(c) and 6(e) of the Act exempting it from all provisions of the Act and the rules thereunder, except sections 9, 17(a), 17(d) and 17(e), section 31, as modified herein ("Modified Section 31"), and sections 36 through 53 of the Act and the rules thereunder. Applicant would be exempt until the earlier of August 5, 2015 or such time as it no longer meets the definition of an investment company under the Act.

<u>Filing Dates</u>: The application was filed on May 28, 2010, and amended on June 17, 2010, June 28, 2010, July 8, 2010, October 8, 2010, February 22, 2011, September 6, 2011, and March 22, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 23, 2012 and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reasons for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicant, 2300 SW First Avenue, Suite 200,

Portland, OR 97201-5047.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a Delaware limited liability company formed for the purpose of

holding equity interests ("Rollover Equity Interests") in BRE/SW Portfolio LLC ("Blackstone

LLC"),[1] a Delaware limited liability company, to resolve the bankruptcy of Sunwest (as defined

below). Applicant is managed by a three-person board of managers ("Board of Managers")

elected by the members of Applicant.[2] Although Applicant is authorized to exist until December

31, 2020, Applicant expects that Blackstone LLC will have a limited life of up to five years from

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[1]   Applicant states that the Rollover Equity Interests consist of common interests and class A preferred units, each as defined in the limited liability company agreement governing Blackstone LLC ("Blackstone LLC Agreement").

[2]   Applicant's limited liability company agreement requires that two of the three members of the Board of Managers are not "interested persons" as defined in the Act.

its acquisition of the Sunwest Assets (as defined below) and similarly also expects to liquidate and dissolve by August 5, 2015.

2.   Blackstone LLC was formed to acquire substantially all of the core assets (consisting of more than 140 senior living facilities throughout the United States) (collectively, the "Sunwest Assets") of "Sunwest," a group of related entities formerly involved in the acquisition, development, design, construction, financing, insuring and operation of senior living and other properties nationwide, along with miscellaneous other related assets and operations.[3]

3.   Prior to 2008, Sunwest operated 290 facilities and was one of the largest assisted living providers in the United States. Sunwest financed the acquisition and development of its senior living and other properties through various means, including the sale to investors of tenant-in-common interests ("TIC Investors") and limited liability company interests ("LLC Investors") in properties owned by Sunwest.[4] On December 1, 2008, Stayton SW Assisted Living, L.L.C., one of the Sunwest entities ("Debtor"), initiated its bankruptcy case ("Bankruptcy Case") with the filing of a voluntary petition under Chapter 11 of Title 11 of the United States Code.

4.   On March 2, 2009, the Commission filed a complaint in the U.S. District Court for the District of Oregon ("District Court") alleging that Sunwest Management Inc. committed violations of the federal securities laws in the offering of interests in Sunwest.[5] On March 10, 2009, the District Court entered an order in the SEC Enforcement Action granting an injunction and appointing a receiver over the Sunwest entities. On December 22, 2009, the District Court

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[3]   The acquisition of the Sunwest Assets by Blackstone LLC is referred to herein as the "Blackstone Acquisition." The Blackstone Acquisition is governed by the terms and conditions of an Agreement of Purchase, Sale and Contribution dated as of January 15, 2010, and amended on February 12, 2010, March 25, 2010 and July 13, 2010 ("PSA").

[4]   The TIC Investors and the LLC Investors are referred to herein, collectively, as "Sunwest Investors."

[5]   SEC v. Sunwest Management, Inc., et al., Civil Action No. CV 09-6056 HO ("SEC Enforcement Action").

entered an order providing that all assets and liabilities of Sunwest were consolidated into the Bankruptcy Case, that equitable title to real estate held by Sunwest was consolidated into Debtor's bankruptcy estate, and that Debtor had the right to convey title to, or interests in, real property pursuant to a confirmed plan of reorganization or other order of the District Court.

5.   On January 15, 2010, the Debtor and Blackstone LLC entered into the PSA providing for the sale or contribution of substantially all of the core assets of Sunwest, including the interests in the properties owned by the TIC Investors and the LLC Investors, to Blackstone LLC or a successful bidder who placed a higher bid at the ensuing auction. After the bid deadline established for such auction expired, the District Court entered its order identifying and approving Blackstone LLC as the successful bidder and purchaser under the PSA. The Blackstone Acquisition closed on August 5, 2010.

6.   Applicants state that due to the complex and unusual capital structure of Sunwest, outright sale of the Sunwest Assets to Blackstone LLC likely would have resulted in adverse income tax consequences to numerous Sunwest Investors. Applicant states that, to address tax consequences and certain valuation concerns of Sunwest Investors, the PSA and the Debtor's plan of reorganization provided that the consideration paid by Blackstone LLC in acquiring the Sunwest Assets would, at the election of Sunwest Investors, take the form of a combination of cash and/or issuance of Rollover Equity Interests. Sunwest Investors who elected to receive interests in the Applicant contributed their interests in the Sunwest Assets and the bankruptcy estate to Applicant in exchange for, at their election: Applicant's common units or preferred units.[6] Applicant in turn contributed the property interests to Blackstone LLC. The terms of

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[6]   Applicant states that no Sunwest Investor was required to receive interests in Applicant; only Sunwest Investors who voluntarily elected to receive interests in Applicant became members of Applicant. In addition, Applicant states that neither the common interests nor class A preferred units that constitute the Rollover Equity

Applicant's common units and preferred units mirror the terms of the Rollover Equity Interests that are held by Applicant.[7]

7.   Applicant states that its assets consist exclusively of the Rollover Equity Interests and the following short-term instruments pending distributions to Applicant's members or disbursements in payment of Applicant's obligations: (a) general obligations of the United States, or its agencies and instrumentalities; and/or (b) deposit accounts with banks, which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization (collectively, the "Temporary Investments").[8]

8.   Applicant states that the District Court has been actively involved in all aspects of the Debtor's reorganization, including the development of Applicant's capital structure and the terms of the Blackstone Acquisition.[9] In addition, committees of unsecured creditors and TIC Investors were established in 2009 to represent the interests of Sunwest Investors and creditors, and representatives of these committees considered and discussed numerous alternative methods of maximizing the value of Sunwest Investors' interests in Sunwest, including development of a stand-alone plan of reorganization and the acquisition of Sunwest properties by third parties. The Blackstone Acquisition was eventually determined to be the most favorable alternative available to Sunwest Investors and creditors. Applicant states that the negotiations which led to both the structure of Applicant and the terms of the PSA with Blackstone LLC were protracted,

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Interests were over-subscribed, so certain over-subscription procedures developed in the Bankruptcy Case did not become applicable.

[7]   Applicant also issued a third class of securities to certain founders of Sunwest ("Sunwest Founders") that consists of contingent non-voting profits interests ("Profits Interests"). The Profits Interests entitle Sunwest Founders to receive a portion of Applicant's earnings if total distributions and payments to Sunwest's general unsecured creditors and Sunwest Investors (not including Sunwest Founders) aggregate in excess of $500 million. Applicant states that it is unlikely that the Profits Interests will ever have value.

[8]   Applicant's sole source of revenue is and will continue to be its investment in Blackstone LLC (other than any income from Temporary Investments).

[9]   Applicant will continue to be subject to the jurisdiction of the District Court.

conducted at arm's-length, and actively participated in by Sunwest Investors and their representatives, counsel, investment bankers and other advisors.

9. The Blackstone LLC Agreement permits Blackstone LLC's board of directors to approve a proposal by BRE/SW Member LLC (a member of Blackstone LLC, "BREA") to request that its members, including Applicant, make additional capital contributions if BREA determines in good faith: (a) that Blackstone LLC requires additional capital to meet its financial obligations; or (b) that raising additional capital for additional investment purposes is advisable and in the best interests of Blackstone LLC; provided, however, such additional investments shall not include additional facilities unless they are contiguous or adjacent to "properties" (defined in the Blackstone LLC Agreement to include specified assisted living, memory care and skilled nursing facilities) existing as of the date of the Blackstone LLC Agreement. In addition, Applicant's limited liability company agreement permits Applicant to raise capital only for the purpose of paying Applicant's expenses or responding to a capital request from Blackstone LLC.[10] Any offering by Applicant, whether to pay its expenses or to raise capital in response to a capital call from Blackstone LLC, must be conducted in compliance with federal and state securities laws.[11] In any event, Applicant believes it is unlikely that Applicant or Blackstone LLC will request any additional capital.

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[10] Applicant does not anticipate that there will be significant distributions to Applicant in the initial years of operation of Blackstone LLC, but that Applicant will have significant administrative, compliance and similar expenses. Therefore, Blackstone LLC has agreed to reimburse Applicant $400,000 each year, and the Debtor has agreed to loan Applicant up to a total of $2 million to permit Applicant to pay its expenses.

[11] Applicant states that, if it were to sell any additional securities, the securities would be sold to Applicant's members and not to third parties. Applicant states that an offering likely would be made only to accredited investors under Rule 506 of Regulation D under the Securities Act of 1933 and all members of Applicant received notice of such a possibility before electing to invest in Applicant.

Applicant's Analysis:

1.   Applicant requests an order of the Commission pursuant to sections 6(c) and 6(e)

of the Act exempting it from all provisions of the Act and the rules thereunder, except sections 9,

17(a), 17(d) and 17(e), Modified Section 31, and sections 36 through 53 of the Act and the rules

thereunder. Applicant requests relief until the earlier of August 5, 2015 or such time as

Applicant no longer meets the definition of an investment company under the Act.

2.   Applicant states that it meets the definition of an investment company, as defined

in section 3(a)(1)(C) of the Act, because: (a) Applicant has acquired investment securities (i.e.,

interests in Blackstone LLC) having a value exceeding 40% of the value of Applicant's total

assets; and (b) none of the exemptions or exceptions specified in the Act apply to Applicant in its

current form. Applicant states that, if the Commission does not issue the requested relief,

Applicant may be required to devote scarce financial and other resources to comply with

provisions of the Act that Applicant argues are not relevant or necessary under Applicant's

circumstances. Applicant also states that, although it was formed as a limited liability company

rather than a liquidating trust, in terms of its structure and function, as well as the policies

underlying the Act, Applicant is indistinguishable from liquidating trusts and other entities that

have been granted similar exemptions by the Commission in the past.[12] Applicant states that it is

structured with the goal of liquidating the Sunwest Assets in an orderly manner and distributing

the liquidation proceeds to its investors.

3.   Section 6(c) provides that the Commission may by order upon application exempt

any person or persons, or any transaction or transactions, from any provision of the Act if such

exemption is necessary or appropriate in the public interest and consistent with the protection of

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[12]   Drexel Burnham Lambert Group Inc., Investment Company Act Release Nos. 18643 (April 1, 1992) (notice) and 18675 (April 24, 1992) (order) and LTV Aerospace Creditors Liquidating Trust, Investment Company Act Release Nos. 19596 (July 26, 1993) (notice) and 19648 (August 24, 1993) (order).

investors and the purposes of the Act. Section 6(e) provides that, in connection with any order

exempting an investment company from any provision of section 7, certain provisions of the Act,

as specified by the Commission, shall apply to the company and other persons dealing with the

company as if such company were a registered investment company.

4.   Applicant states that it will be subject to all of section 31 and the rules thereunder,

except that rule 31a-1(a) will be modified to require retention of the documents that constitute

the record forming the basis for the quarterly unaudited financial statements and the annual

audited financial statements that Applicant will provide to its members, rather than the

documents forming the basis for the financial statements that would be filed pursuant to section

30 of the Act. Under the requested relief, Applicant will provide to its members: (i) annual

audited financial statements prepared in accordance with generally accepted accounting

principles and rule 1-02(d) of Regulation S-X; and (ii) unaudited quarterly financial statements

prepared in accordance with generally accepted accounting principles.

5.   Applicant contends that the following factors, among others, are appropriate

grounds for the requested relief, particularly in view of the provisions of the Act that will apply

to Applicant: (i) Sunwest Investors who were eligible to receive interests in Applicant, their

counsel, investment bankers and other advisors, as well as the District Court and its appointed

mediators, were active participants in designing and determining Applicant's structure; (ii)

Applicant will continue to be subject to the jurisdiction of the District Court; (iii) transferability

of Applicant's securities is severely restricted;[13] (iv) Applicant has a limited life and will

liquidate upon the liquidation of Blackstone LLC; and (v) Applicant will not be engaged in the

business of investing, reinvesting or trading in securities, and the only securities that Applicant

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[13]   Among other restrictions, Applicant states that it will limit transfers to transfers among members or
affiliates of members.

may hold are its interests in Blackstone LLC and Temporary Investments pending distributions to Applicant's members or disbursements in payment of Applicant's obligations.

6.   Accordingly, Applicant believes that the issuance of the order pursuant to sections 6(c) and 6(e) is appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicant's Conditions:

Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   Applicant will not own or hold securities other than: (a) interests in Blackstone LLC and (b) Temporary Investments.

2.   Applicant will not offer additional securities to its members, except in connection with capital requests from Blackstone LLC or to pay its expenses.

3.   If Applicant sells additional securities, such securities would be sold at a price equal to or greater than the net asset value of the securities at the time of the offering.

4.   Applicant's governing documents will not be amended to permit Applicant's securities to be freely tradable.

5.   Applicant will provide to its members: (a) quarterly unaudited financial statements prepared in accordance with generally accepted accounting principles and (b) annual audited financial statements prepared in accordance with generally accepted accounting principles and rule 1-02(d) of Regulation S-X.

6.   Applicant will be exempt until the earlier of August 5, 2015 or such time as Applicant no longer meets the definition of an investment company under the Act.

7.   Applicant will not hold itself out as an investment company.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary